                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              LTC HEALTHCARE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   50217R 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               James J. Pieczynski
                      President and Chief Financial Officer
                              LTC Properties, Inc.
                         300 Esplanade Drive, Suite 1860
                            Oxnard, California 93030
                                 (805) 981-8655
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 13, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /


                        (Continued on the following page)


                               Page 1 of 10 Pages

                                  SCHEDULE 13D
----------------------------------            ---------------------------------
    CUSIP No.    50217R 10 4                            Page 2 of 10
----------------------------------            ---------------------------------

-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON

          LTC PROPERTIES, INC.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
  3       SEC USE ONLY

-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland
-------------------------------------------------------------------------------
  NUMBER OF       7       SOLE VOTING POWER
  SHARES
  BENEFICIALLY            264,900 shares
  OWNED BY EACH ---------------------------------------------------------------
  REPORTING       8       SHARED VOTING POWER
  PERSON WITH
                          0
                ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          264,900 shares
                ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                          0
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          264,900 shares
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    / /
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.63%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of LTC Healthcare, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 300 Esplanade Drive, Suite 1860, Oxnard, California 93030.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by LTC Properties, Inc., a Maryland corporation ("Properties").

          (b) The address of Properties' principal offices is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. The names, business addresses and principal businesses of each of the directors and executive officers of Properties are set forth on Schedule I hereto and incorporated by reference herein.

          (c) The current principal business of Properties, a self-administered real estate investment trust, is investing primarily in long-term care and other health care-related facilities through mortgage loans, facility lease transactions and other investments.

          (d) During the last five years, neither Properties nor, to the best of its knowledge, any of the executive officers or directors of Properties, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Properties nor, to the best of its knowledge, any of the executive officers or directors of Properties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) To the best knowledge of Properties, each of the executive officers and directors of Properties is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Properties sold 35,000 shares of Common Stock on January 13, 1999 for an aggregate consideration of $94,494 (excluding brokerage commissions). As of the date hereof, the aggregate amount of funds paid in cash by Properties in connection with the acquisition of an aggregate total of 264,900 shares of the Common Stock of the Company was $564,429 (excluding brokerage commissions).

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of Properties' acquisition and disposition of the Common Stock is for investment purposes only, and the acquisitions and dispositions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

          Properties intends to review its investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Properties, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company; provided, however, that due to limitations resulting from Properties' status as a real estate investment trust, Properties expects that its investment in the Company will not exceed 10% of the Company's voting Common Stock .

          Except as described herein, Properties has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Properties will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, Properties beneficially owns 264,900 shares of the Company's Common Stock, representing approximately 9.63% of the Company's outstanding Common Stock. In addition, the executive officers and directors of Properties beneficially own shares of the Company's Common Stock. See Schedule II hereto and incorporated by reference herein.

          (b) Properties has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of 264,900 shares of Common Stock. Properties does not share the power to vote or direct the vote, and to dispose or direct the disposition of the 264,900 shares of Common Stock with any other individual or entity. To the best knowledge of Properties, each of the executive officers and directors of Properties that beneficially own the shares of Common Stock listed on Schedule II hereto has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of such shares of Common Stock and does not share the power to vote or direct the vote, and to dispose or direct the disposition of such shares of Common Stock with any other individual or entity.

          (c) See Schedule III hereto and incorporated by reference herein for transactions effected by Properties and the executive officers and directors of Properties who beneficially own shares of the Company's Common Stock.

          (d) To the best knowledge of Properties, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Properties.

          (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On September 30, 1998, Properties consummated a spin-off of the Company through the distribution to the holders of record of Properties' common stock on September 15, 1998 (the "Record Date") of all of the Common Stock of the Company held by Properties (the "Distribution"), pursuant to a Distribution Agreement dated as of September 30, 1998 between Properties and the Company (the "Distribution Agreement"). Each holder of Properties common stock received one share of Company Common Stock for every ten shares of Properties common stock owned on the Record Date. No consideration was paid by the holders of Properties common stock in exchange for the Company Common Stock. In connection with the Distribution, and in addition to the Distribution Agreement, Properties and the Company entered into an Administrative Services Agreement, Intercompany Agreement and Tax Sharing Agreement.

          In addition, Properties has provided the Company with a $20 million unsecured line of credit bearing interest at 10% and maturing in 2008. The three executive officers of Properties are also executive officers of the Company. Two of such executive officers, Andre C. Dimitriadis and James J. Pieczynski, are also directors of each of Properties and the Company.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     *Exhibit 1.    Distribution Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     *Exhibit 2.    Administrative Services  Agreement, dated as of September
                    30, 1998, by and between LTC Properties, Inc. and LTC
                    Healthcare, Inc.

     *Exhibit 3.    Intercompany  Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     *Exhibit 4.    Tax Sharing  Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     *Exhibit 5.    Amended and Restated Promissory Note, dated as of May 19,
                    1998, between LTC Healthcare, Inc. and LTC Properties, Inc.

     ------------------

     *Previously filed.

                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Dated:  March 5, 1999          LTC PROPERTIES, INC.




                                By:    /s/ James J. Pieczynski
                                     ------------------------------------
                                Name:   James J. Pieczynski
                                Title:  President and Chief Financial Officer

                                    SCHEDULE  I


                        DIRECTORS AND EXECUTIVE OFFICERS OF
                                LTC PROPERTIES, INC.


          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of LTC Properties, Inc. is set forth below.

                                                                           PRINCIPAL OCCUPATION, IF
                                                                           OTHER THAN AS EXECUTIVE
 NAME AND BUSINESS                  POSITION WITH LTC                      OFFICER OF LTC PROPERTIES,
 ADDRESS                            PROPERTIES, INC.                       INC.
---------------------------------  -------------------------------------  ------------------------------------
 Andre C. Dimitriadis               Chairman of the Board and
 300 Esplanade Drive, Suite 1860    Chief Executive Officer
 Oxnard, CA 93030

 James J. Pieczynski                President, Chief Financial
 300 Esplanade Drive, Suite 1860    Officer and Director
 Oxnard, CA 93030

 Christopher T. Ishikawa            Senior Vice President and Chief
 300 Esplanade Drive, Suite 1860    Investment Officer
 Oxnard, CA 93030

 Edmund C. King                     Director                               General Partner of Trouver Capital
 4153 North Dover Lane                                                     Partners
 Provo, UT 84604

 Wendy L. Simpson                   Director                               Executive Vice President and Chief
 1125 17th Street, Suite 2100                                              Financial Officer of Coram
 Denver, CO 80202                                                          Healthcare Corporation

 Sam Yellen                         Director                               Self-employed consultant; retired
 22433 Oxnard Street                                                       Partner of KPMG Peat Marwick LLP
 Woodland Hills, CA 91367

                                   SCHEDULE II

          BENEFICIAL OWNERSHIP OF LTC HEALTHCARE, INC. COMMON STOCK BY
                   EXECUTIVE OFFICERS OF LTC PROPERTIES, INC.

                                                                     NUMBER OF SHARES
                                                                     OF LTC HEALTHCARE,       PERCENT
                                    POSITION WITH LTC                INC. COMMON STOCK        BENEFICIALLY
NAME                                PROPERTIES, INC.                 BENEFICIALLY OWNED       OWNED
-------------------------------    ------------------------------    -------------------     --------------
Andre C. Dimitriadis                Chairman of the Board and              125,374 (1)             4.6%
                                    Chief Executive Officer

James J. Pieczynski                 President, Chief Financial              65,212 (1)             2.4%
                                    Officer and Director

Christopher T. Ishikawa             Senior Vice President and                7,529 (1)               *
                                    Chief Investment Officer

Edmund C. King                      Director                                 6,460                   *

Wendy L. Simpson                    Director                                 4,076                   *

Sam Yellen                          Director                                 6,370                   *


------------------
*    Less than 1%

(1) Excludes the following options granted for the purchase of LTC Healthcare, Inc. Common Stock: (a) Mr. Dimitriadis - 75,000; (b) Mr. Pieczynski - 56,000; and (c) Mr. Ishikawa - 37,000. Such options are not currently exercisable and become exercisable in three equal annual installments beginning on May 19, 1999.

                                  SCHEDULE III

                  TRANSACTIONS EFFECTED BY LTC PROPERTIES, INC.
                    SINCE ITS MOST RECENT SCHEDULE 13D FILING



Date                       No. of Shares              Price per Share  (1)
----                       -------------              -------------------
1/13/99                    (35,000)                   $2.75


                    TRANSACTIONS EFFECTED BY MR. DIMITRIADIS
              SINCE LTC PROPERTIES' MOST RECENT SCHEDULE 13D FILING


Date                       No. of Shares              Price per Share  (1)
----                       -------------              -------------------
11/18/98                   1,000                      $2.8125


                     TRANSACTIONS EFFECTED BY MR. PIECZYNSKI
              SINCE LTC PROPERTIES' MOST RECENT SCHEDULE 13D FILING


Date                       No. of Shares              Price per Share  (1)
----                       -------------              -------------------
1/13/99                    15,000                     $2.75


                      TRANSACTIONS EFFECTED BY MR. ISHIKAWA
              SINCE LTC PROPERTIES' MOST RECENT SCHEDULE 13D FILING

NONE
                        TRANSACTIONS EFFECTED BY MR. KING
              SINCE LTC PROPERTIES' MOST RECENT SCHEDULE 13D FILING

NONE
                      TRANSACTIONS EFFECTED BY MS. SIMPSON
              SINCE LTC PROPERTIES' MOST RECENT SCHEDULE 13D FILING

NONE

                       TRANSACTIONS EFFECTED BY MR. YELLEN
              SINCE LTC PROPERTIES' MOST RECENT SCHEDULE 13D FILING

NONE
------------
(1)  Excludes brokerage commissions.

                                   EXHIBIT INDEX


*Exhibit 1.    Distribution Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

*Exhibit 2.    Administrative Services Agreement, dated as of September 30,
               1998, by and between LTC Properties, Inc. and LTC Healthcare,
               Inc.

*Exhibit 3.    Intercompany Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

*Exhibit 4.    Tax Sharing Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

*Exhibit 5.    Amended and Restated Promissory Note, dated as of May 19, 1998, between LTC Healthcare, Inc. and LTC Properties, Inc.

------------------------------

*Previously filed